EXHIBIT 12.1

DAVITA INC.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings for this purpose is defined as pretax income from operations adjusted by adding back fixed charges expensed during the period and debt refinancing charges. Fixed charges include debt expense (interest expense and the amortization of deferred financing costs), the estimated interest component of rental expense on operating leases, and capitalized interest.

	Year ended December 31,
	2003	2002	2001	2000	1999
	(dollars in millions)
Earnings adjusted for fixed charges:
Income (loss) before income taxes, and cumulative effect of a change in accounting principle	$288,266	$267,257	$242,567	$39,223	$(181,826)
Add:
Debt expense	66,828	71,636	72,438	116,637	110,797
Interest portion of rental expense	22,927	20,336	18,116	17,140	17,501
Debt refinancing charges	26,501	48,930	(1,629)	5,712

	116,256	140,902	88,925	139,489	128,298

	$404,522	$408,159	$331,492	$178,712	$(53,528)

Fixed charges:
Debt expense	66,828	71,636	72,438	116,637	110,797
Interest portion of rental expense	22,927	20,336	18,116	17,140	17,501
Capitalized interest	1,523	1,888	751	1,125	709

	$91,278	$93,860	$91,305	$134,902	$129,007

Ratio of earnings to fixed charges	4.43	4.35	3.63	1.32	(a)

(a)	Due to the Company’s loss in 1999, the ratio coverage was less than 1:1. The Company would have had to generate additional earnings of $182,535 to achieve a coverage of 1:1.